Lawrence S. Block Executive Vice President and General Counsel

BY EDGAR FILING, FACSIMILE

AND OVERNIGHT MAIL

January 22, 2010

Ms. Karen J. Garnett

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549-6010

Re:	KMP Futures Fund I LLC
Amendment No. 1 to Form 10-12G
Filed December 18, 2009
File No. 000-53816

Dear Ms. Garnett:

Reference is made to your letter dated January 19, 2010 providing comments to Amendment No. 1. to the Registration Statement on Form 10 for KMP Futures Fund I LLC (“Registrant”). Kenmar Preferred Investment Solutions Corp., the managing member (the “Managing Member”) of KMP Futures Fund I LLC (“Registrant”), hereby files, via EDGAR, responses to the comment letter of the Staff of the Securities and Exchange Commission dated January 19, 2010, relating to Registrant’s Form 10 filed on November 2, 2009, as amended by Amendment No. 1 thereto filed on December 18, 2009 (File No. 000-53816). (As requested, our responses are numbered to correspond to the Commission’s comment letter. A copy of this letter, along with clean and marked (against the Form 10 filed on December 18, 2009) copies of the amended Form 10 (the “Form 10/A”), are being sent to the Commission via overnight mail.

Item 1.	Business

Conflicts, page 13

The Managing Member, page 13

1.	We note your response to comment 14 of our letter dated December 7, 2009 and disclosure of the number of other commodity pools and alternative investment products sponsored by your Managing Member and its affiliates. Please revise further to disclose the number of these other programs that have the same or similar investment objectives as you.

Response: The Registration Statement on Form 10/A has been revised accordingly – please see pages 13 to 14 therein.

900 King Street, Suite 100 — Rye Brook, NY 10573 — Tel: 914.307.7000 — www.kenmar.com — Email: info@kenmar.com

NEW YORK	VIRGINIA	SINGAPORE

Ms. Karen Garnett	2	January 22, 2010

Item 1A.	Risk Factors, page 18

(29) The LLC Operating Agreement Does Not Require…, page 25

2.	We note your response to comment 20 of our letter. Please expand this risk factor to describe in more detail the circumstances in which investors may have limited recourse against the Managing Owner.

Response: The Registration Statement on Form 10/A has been revised accordingly – please see page 25 therein.

Item 2.	Financial Information

(b) Management’s Discussion and Analysis of Financial Condition…, page 28

Sector Performance, page 48

3.	Please disclose the commodities that make up the group “Tropicals.”

Response: We have changed the term “tropicals” to “softs” for consistency. The Registration Statement on Form 10/A has been revised accordingly – please see pages 49 to 56 therein.

Item 10.	Recent Sales of Unregistered Securities, page 68

4.	Please update your disclosure in this section to account for the December 31, 2009 transaction discussed in your response to comment 1 of our letter.

Response: We note that the December 31, 2009 transaction discussed in our response to comment 1 of your letter dated December 7, 2009 did not involve any sales of unregistered securities. However, the Registration Statement on Form 10/A has been revised to reflect a discussion of the transaction, including the value of Registrant’s limited liability company interests distributed to investors as part of the in kind distribution – please see page 69 therein.

Financial Statements

Preferred Investment Solutions Corp. – Exhibit 99.5

Statement of Financial Condition as of September 30, 2009

5.	We have read your response to comment 37. Since Preferred is also the Managing Member of each of the members of KMP Futures Fund I LLC (“KMP”), it appears that KMP’s investors are likely to be influenced by the financial condition of Preferred. Please revise to disclose the events that caused the significant decrease in stockholder’s equity of Preferred during the interim period. Also, revise to clarify whether there is a commitment or intent by Preferred to fund cash flow deficits of provide other direct or indirect financial assistance to KMP.

Response: As the Managing Member does not prepare Notes to its unaudited financial statements, we have made appropriate disclosures in the Registration Statement on Form 10/A– please see page 25 therein.

900 King Street, Suite 100 — Rye Brook, NY 10573 — Tel: 914.307.7000 — www.kenmar.com — Email: lblock@kenmar.com

NEW YORK	VIRGINIA	SINGAPORE

Ms. Karen Garnett	3	January 22, 2010

Registrant hereby acknowledges that (i) Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10; and (iii) Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (914) 307-7020, or Timothy P. Selby of Alston & Bird LLP, our outside counsel, at (212) 210-9494.

Sincerely,

/s/ Lawrence S. Block
Lawrence S. Block
Executive Vice President and General Counsel
Kenmar Preferred Investments Corp.,
Managing Member of KMP Futures Fund I LLC

cc:	Ms Stacie Gorman
Mr. Jorge Bonilla
Ms. Cicely LaMothe
Securities and Exchange Commission

Timothy P. Selby, Esq.
Matthew W. Mamak, Esq.
Alston & Bird LLP

900 King Street, Suite 100 — Rye Brook, NY 10573 — Tel: 914.307.7000 — www.kenmar.com — Email: lblock@kenmar.com

NEW YORK	VIRGINIA	SINGAPORE